GRANT A. BARBER
Chief Financial Officer
Hughes Communications, Inc.
11717 Exploration Lane
Germantown, Maryland 20876

October 10, 2008

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Hughes Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008
File No. 001-33040

Dear Mr. Spirgel:

This letter is in response to your letter dated September 30, 2008 (the “Comment Letter”) containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K of Hughes Communications, Inc. (the “Company”) for the fiscal year ended December 31, 2007.  The responses set forth below contain the comments and correspond to the numbered comments contained in the Comment Letter.  The Company’s responses are set forth below in italicized type.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 13
Elements of Compensation, page 13

Comment 1.  On pages 14 and 15 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation.  In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer.  Disclose the extent to which the performance targets were achieved.  See Item 401(b)(2)(v) of Regulation S-K.  If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), as you appear to indicate in the carryover paragraph on pages 14 to 15, please provide in your response letter a detailed explanation for such conclusion.  Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels.  See Instruction 4 to Item 402(b).  Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response 1.  The Company Performance Targets used under the Company’s annual incentive plan are the revenue, adjusted EBITDA (see Comment 2 below), and cash balance of Hughes Network Systems, LLC (“HNS”), a wholly owned subsidiary of the Company that comprises substantially all of the operating business of the Company.  The Company believes that the disclosure of performance target threshold levels that must be reached for payment to our named executive officers would result in competitive harm and therefore omitted such information from the disclosures pursuant to Instruction 4 to Item 402(b).  As provided in our definitive proxy statement, the performance target thresholds are based on our financial and operating goals for the year and are linked to our confidential operating budget and business plans.  The operating budget of the Company constitutes highly confidential and sensitive commercial and financial information and is not released to the public.  In addition, the Company does not provide financial guidance relative to the Company Performance Targets and the disclosure of this information would provide the financial markets with a benchmark which may be viewed as projections of future annual performance and cause confusion for investors.  In addition, such disclosure would alert the Company’s competitors to certain of our important internal financial performance targets which would in turn provide them with valuable insight into our views on the state of the markets in which we operate, our internal benchmarks, and our planning processes; all of which could be used by such competitors to the Company’s detriment.

In future filings, the Company will expand the discussion as to the level of difficulty for the Company to achieve the undisclosed performance target thresholds in accordance with Instruction 4 to Item 402(b).  The expanded discussion will include additional disclosure similar to the following:

"The Compensation Committee sets the Company Performance Target thresholds based on an 80% probability of the Company attaining the target threshold.  The actual threshold amount is equal to the annual budget for the performance target and generally represents growth over the Company’s performance in the prior year. The budget amount is set by considering several factors, including the competitive environment, the Company’s current backlog, and management’s assessment of current and future market conditions.”

Comment 2.  We note that one of the company performance measures under the annual incentive plan is EBITDA.  Since your definition of EBITDA differs from the definition derived from the acronym, please label this non-GAAP measure as adjusted EBITDA or some other descriptive label.  In addition, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

Response 2.  In future filings, the Company will label the non-GAAP measure “Adjusted EBITDA” and will provide disclosure substantially similar to the following regarding the calculation of Adjusted EBITDA from the Company’s audited financial statements:

“Adjusted EBITDA is defined as earnings (loss) before interest, income taxes, depreciation, amortization, equity incentive compensation and other adjustments permitted by the debt instruments of Hughes Network Systems, LLC (“HNS”), a wholly owned subsidiary of the Company."

"For the fiscal year ended December 31, 2007, Adjusted EBITDA excludes from GAAP net income of HNS, the effects of interest, income taxes, depreciation, amortization, equity incentive compensation, and the restructuring charge associated with the reorganization of HNS.  Adjusted EBITDA is calculated from HNS’ audited financial statements by beginning with GAAP net income and (i) adding back interest expense; income tax expense; depreciation and amortization; equity plan compensation expense; and the restructuring charge; then (ii) subtracting interest income.  Interest expense and income tax expense appear as line items on HNS’ Consolidated Statement of Operations.  Depreciation and amortization and equity plan compensation expense appear as line items on HNS’ Consolidated Statement of Cash Flows.  The restructuring charge ($1.2 million for the year ended December, 31, 2007) appears on HNS’ Consolidated Statement of Operations as part of general and administrative expense.  The HNS Annual Report on Form 10-K, including its audited consolidated financial statements, are filed as exhibit 99.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.”

In addition, the Staff is advised that, it is the Compensation Committee’s intention that the adjustments described above to calculate Adjusted EBITDA for purposes of the annual incentive plan are to be consistent with the adjustments made to the Company’s and HNS’ publicly disclosed metrics in connection with the Company’s annual and quarterly earnings announcements.

Targeted Compensation, page 16

Comment 3.  Please explain what you mean by your disclosure in the carryover paragraph on pages 16 to 17 that the compensation committee, in making compensation decisions, “compares each element of total compensation against the peer group companies with the goal of setting compensation for our named executive officers at levels similar to that of the peer group companies” (emphasis added).  In this regard, the table on page 17 shows that the percentiles of your named executive officers’ compensation compared to the peer group companies varied significantly.  Please discuss how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various level and elements of your executive compensation.

Response 3.   In the carryover paragraph on pages 16 to 17, the disclosure is meant to describe the Compensation Committee’s process of comparing each element of total compensation, including base salary, annual performance bonuses and equity compensation to the publicly available information for such elements for executives at the peer group companies.  While the goal is to set overall compensation at rates similar to peer group companies, the individual elements of compensation may vary from the executives at the peer group companies.  In addition, the survey data on the peer group companies is not the sole data that our Compensation Committee depends upon to make their compensation decisions.  While peer compensation data is a key factor in determining total target compensation, the committee feels that other factors are necessary in determining compensation elements.  Other factors include internal comparisons (including performance and levels of responsibility) and the Compensation Committee’s subjective judgment from the committee’s collective experience with compensation matters.  The long term goal continues to be for total compensation to be at or slightly above market, however if a particular officer is far above or below market, the committee’s goal is to bring that individual in line with market over time.  For example, there were compensation changes initiated in 2007 which demonstrated that the committee was seeking to address some of the market issues, such as higher base salary increases for Mr. Kaul and Mr. Gaske, and a lower increase for Mr. Pourmand.  In future filings, we will expand our disclosure and provide additional detail similar to the above disclosing how the committee uses the peer group data.

Summary Compensation Table, page 18

Comment 4.   Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.  Provide similar footnote disclosure for the stock and option awards columns of the director compensation table.  See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response 4.   In the Company’s future filings, we will include in the footnotes to the Summary Compensation Table and the Compensation of Directors table a cross-reference to the appropriate footnotes to the Company’s audited consolidated financial statements in our Form 10-K, wherein the Company discusses the stock compensation plans and related assumptions.  In the Company’s Form 10-K for the fiscal year ended December 31, 2007, the assumptions made in the valuation of the Company’s stock and option awards appeared in Note 16 to our audited consolidated financial statements.  In future filings, the following language will be added to the footnotes associated with the stock and option awards columns of the Summary Compensation Table and the Compensation of Directors Table:

“See Note XX to the Company’s audited consolidated financial statements in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 20XX for a discussion of the assumptions made in the valuation of our stock and option awards.”

*    *    *    *     *

In connection with our response to the above stated comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you or your staff have any questions or require further information.

                                        Sincerely,

                                        /s/ Grant A. Barber
                                        Grant A. Barber
                                        Cheif Financial Officer